UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-13643

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.

100 West Fifth Street

Tulsa, Oklahoma 74103

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits - December 31, 2004 and 2003

Statement of Changes in Net Assets for Benefits - December 31, 2004

Notes to Financial Statements, December 31, 2004 and 2003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2004

Exhibits

23 – Report of Independent Registered Public Accounting Firm

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

The Benefit Plans Administrative Committee

Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included herein is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Tulsa, Oklahoma

June 14, 2005

1

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

(In thousands)

	2004	2003
Investments, at fair value:
Money market funds	$30,618	$28,141
Mutual funds	229,930	193,127
Guaranteed investment contract fund	11,990	13,329
Government securities	428	437
Common stock of ONEOK, Inc.	186,274	148,808
Common stock of Westar Energy, Inc.	2,802	2,671
Participant loans	18,523	17,920

Net assets available for benefits	$480,565	$404,433

See accompanying notes to financial statements.

2

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

(In thousands)

2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$65,612
Dividends	9,040
Interest	991

Total investment income	75,643

Contributions:
Employee	16,088
Employer	10,856
Rollover	777

Total contributions	27,721

Total additions	103,364

Deductions to net assets attributed to:
Withdrawals by participants	27,232

Net increase in net assets available for benefits	76,132
Net assets available for benefits, beginning of period	404,433

Net assets available for benefits, end of period	$480,565

See accompanying notes to financial statements.

3

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of Plan

A brief description of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) follows and is provided for general information only. Participants should refer to the full text of the Plan Document for more complete information. As noted in the Plan Document, the following funds are frozen and no new monies may be added: SEI Stable Asset Fund, Federated Capital Preservation Fund, Series “E” and “EE” Savings Bonds and Common Stock of Westar Energy, Inc.

(a)	General

The Plan is a defined contribution plan which covers substantially all employees of ONEOK, Inc. and Subsidiaries (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Participation and Contributions

An employee may begin participation on the first day of the month following employment. There is no minimum service or age requirement. Participants may make pre-tax deferrals of any whole percentage of their compensation up to a maximum of 14 percent if certain deferral limitations are not exceeded. Participants may make after-tax deposits of any whole percentage of their compensation up to a maximum of 6 percent as long as the total of pre-tax deferrals and after-tax deposits does not exceed 18 percent.

The Company match is as follows:

•	For non-bargaining participants and participants who are members of the International Brotherhood of Electric Workers Union (IBEW), after one year of service the Company matches 100 percent of pre-tax deferrals and after-tax deposits up to a maximum of 6 percent.

•	For participants covered by other collective bargaining agreements, after one year of service, the Company matches 75 percent of pre-tax deferrals and after-tax deposits up to a maximum of 4.5 percent. Effective July 1, 2004, these participants approved an agreement where after one year of service, the Company will match 100 percent of the pre-tax deferrals and after-tax deposits up to a maximum of 6 percent.

The combined total of pre-tax deferrals, after-tax deposits and Company matching contributions cannot exceed the lesser of $40,000 or 100 percent of the participant’s annual compensation.

The Plan contains a power of choice feature for dividends paid on ONEOK, Inc. common stock. Participants holding ONEOK, Inc. common stock have the option to receive 100 percent of the dividend in cash, receive 50 percent of the dividend in cash and 50 percent of the dividend reinvested in ONEOK, Inc. common stock, or reinvest 100 percent of the dividend in ONEOK, Inc. common stock. Dividends reinvested are considered pre-tax contributions, but are not subject to Plan limits or limits under applicable rules of the Internal Revenue Service (IRS).

4	(Continued)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Notes to Financial Statements

December 31, 2004 and 2003

Effective January 1, 2005, participants may make pre-tax contributions of up to 24 percent of their annual compensation. The maximum annual after-tax contribution participants may make remains at 6 percent of their annual compensation. Additionally, the revised plan eliminates the current combined 18 percent maximum on pre-tax and after-tax contributions.

(c)	Participant Accounts

Participants have the right to designate the investment of their account balances, including their contributions and deferrals and the Company’s matching contributions. If no investment option is elected by a participant, the funds are invested in the American Performance U.S. Treasury Fund. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is one percent, and whole increments of one percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee of the Plan (Plan Trustee) on a daily basis except during scheduled blackout periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any employee against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. The cost charged to a participant’s account for securities purchased is the average cost for all such securities purchased during the day by the Plan. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities by the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale.

(d)	Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through decline in value of investments).

(e)	Distributions and Withdrawals

Participants may borrow from the Plan in accordance with Section 408(b)(1) of ERISA, as amended. A participant may borrow a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50 percent of the non-forfeitable accrued benefit of the participant, whichever is less. The Plan allows two outstanding loans from a participant’s account at any time. Participant loans are stated at cost, which represents estimated market value.

5	(Continued)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Notes to Financial Statements

December 31, 2004 and 2003

Participant loans have a repayment schedule of no more than 60 months with the exception of a loan used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on participant loans is the prime interest rate published in The Wall Street Journal on the first day of the month in which the loan was requested. The interest rate remains the same throughout the term of the loan. Interest rates on loans outstanding at December 31, 2004, ranged from 4.0 percent to 12.5 percent.

Hardship withdrawals from a participant’s account are allowed after a participant has exhausted all participant loans and has submitted an application to the Plan showing current proof of qualifying hardship. If a hardship withdrawal is approved, the participant is ineligible to make contributions to the Plan or to receive matching contributions from the Company during the following six months. Hardship withdrawals may only be made once in a 12-month period except when the participant requests a hardship withdrawal for the purpose of tuition and related educational fees, in which case two hardship withdrawals may be made in a 12-month period.

In-service withdrawals from a participant’s account are permitted under specific circumstances. After-tax contributions can be withdrawn for at least $500 or the full value of the participants’ after-tax contributions if less than $500. If earnings are included in the withdrawal, there is a six month suspension of Company matching contributions on new contributions by the participant into the Plan. When participants reach age 59 1/2, they are allowed a one-time in-service withdrawal from the Plan at any time and for any reason, without qualifying for a hardship withdrawal or suspending Plan contributions or Company matching contributions. In addition, former Western Resources, Inc. transferred employees have grandfathered withdrawal options based on their account balances as of January 11, 1999.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each of the participants would receive distribution of the entire balance of his/her Plan account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Guaranteed Investment Contract Fund is the result of the Plan’s investment in the Federated Capital Preservation Fund, which primarily invests in guaranteed investment contracts and synthetic guaranteed investment contracts. Investments in the Guaranteed Investment Contract Fund are

6	(Continued)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Notes to Financial Statements

December 31, 2004 and 2003

stated at cost, which approximates market value. All other investments are stated at fair value based on the current market value of the respective investments at the end of the year. All investments are held by Bank of Oklahoma, N.A., as Plan trustee. When available, current market value is determined based on published market quotes and trading activity of the underlying investment securities.

Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities, which, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)	Gains and Losses from Sale of Investments

Gains and losses resulting from the sale of investments are differences between the average cost of specific investments sold and proceeds received. Transactions are recorded on a trade date basis.

(d)	Administrative Costs

The Company pays all costs and expenses for administering the Plan, including expenses of the ONEOK, Inc. Benefit Plans Committee and fees and expenses of the Plan trustee, except for brokerage commissions, investment management fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account and loan origination fees. The costs incurred by the Company will not be reimbursed by the Plan.

(e)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(f)	Income Taxes

The Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code). The Plan trust is exempt from federal income tax under the provisions of Section 501(a) of the Code. The Plan received a favorable determination letter from the IRS dated November 4, 2002, stating that the Plan, as designed with the proposed amendments (which were adopted in the amendment and restatement effective January 1, 2003), was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is currently designed and being operated within the applicable requirements of the Code.

(g)	Cash and Cash Equivalents

Cash equivalents are invested in shares of the American Performance U.S. Treasury Fund.

7	(Continued)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Notes to Financial Statements

December 31, 2004 and 2003

(h)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Company, which is the Plan Administrator, relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Investments

The following table presents the fair values of individual investments that represent five percent or more of the Plan’s net assets at December 31, 2004 and 2003 (in thousands):

	2004	2003
American Performance U.S. Treasury Fund	$30,618	$28,141
Royce Low-Priced Stock Fund	25,013	*
Vanguard Primecap Fund	61,624	50,890
Vanguard Windsor Fund	47,337	39,941
Vanguard Institutional Index Fund	40,208	38,519
Common stock of ONEOK, Inc.	186,274	148,808

*	Fund not applicable at the date indicated

The following table presents the net appreciation (depreciation) in fair value for each class of investment which had net appreciation (depreciation) for the year ended December 31, 2004 (in thousands):

2004
Mutual funds	$24,270
Government securities	(3)
Common stock of ONEOK, Inc.	41,027
Common stock of Westar Energy, Inc.	318

Net appreciation	$65,612

8	(Continued)

Schedule 1

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(In thousands)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
*	American Performance U.S. Treasury Fund	Money Market Fund	**	$30,618
	Fidelity Advisor Diversified Intl. Fund	Mutual Fund	**	10,795
	Fidelity Balanced Fund	Mutual Fund	**	21,845
	Royce Low-Priced Stock Fund	Mutual Fund	**	25,013
	Vanguard Primecap Fund	Mutual Fund	**	61,624
	Vanguard Windsor Fund	Mutual Fund	**	47,337
	Vanguard Institutional Index Fund	Mutual Fund	**	40,208
	SEI Stable Asset Fund	Mutual Fund	**	4,487
	PIMCO Total Return Fund	Mutual Fund	**	18,621
	Federated Capital Preservation Fund	Guaranteed Investment Contracts	**	11,990
	Series “E” Bonds	U.S. Government securities	**	108
	Series “EE” Bonds	U.S. Government securities	**	320
*	ONEOK, Inc.	Common stock	**	186,274
*	Westar Energy, Inc.	Common stock	**	2,802
*	Participant loans	Participant loans at interest rates from 4.0% to 12.5% and various maturities	**	18,523

				$480,565

*	Party-in-interest
**	This column is not applicable to participant directed investments.

9	(Continued)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries

ONEOK, Inc.

Date: June 29, 2005	By:	/s/ Jim Kneale
Jim Kneale
Executive Vice President -
Finance and Administration and
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT
23	Consent of Independent Registered Public Accounting Firm